Exhibit 99.2

AppHarvest Merger with Novus Capital Corporation

Deal Announcement Investor Conference Call Transcript

September 29, 2020

Operator

Welcome to the AppHarvest and Novus Capital Corporation Transaction Conference Call.

We would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, AppHarvest and Novus Capital Corporation expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance, including but not limited to the timing of development milestones, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. We encourage you to read the press release issued today, the accompanying presentation and Novus Capital Corporation filings with the SEC for a discussion of the risks that can affect the business combination, AppHarvest’s business and the business of the combined company after completion of the proposed business combination.

Novus Capital Corporation and AppHarvest are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Mr. Bob Laikin. Please go ahead, sir.

Bob Laikin – Chairman, Novus Capital Corporation

Thank you, operator, and good morning everyone. My name is Bob Laikin and I'm the Chairman of Novus Capital. We're thrilled to announce this transaction today between Novus and AppHarvest.

In the next few minutes, I believe you’ll begin to understand why AppHarvest is such a unique and exciting company. They have all of the attributes of what will be a wonderful public company, one that could also very quickly gain the attention and support of the consumer who wants a safer and more reliable supply of food.

This transaction presents the opportunity to fundamentally transform agriculture, one of the largest and most important sectors in our economy. Not only is this an amazing company, but the structure of this transaction will allow this business to have the opportunity to execute at massive scale. I urge you to watch the video posted at AppHarvest.com and see for yourself. I trust you will agree with me.

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What you will find is that this is not only about Ag tech, but also about a precision Ag business model that at its core is based on sustainability that uses technology, efficient lighting and power sources, and recycled rainwater. AppHarvest is disrupting the agricultural tech space producing food to feed the increasing demand of our ever growing population.

We are thrilled to have a leadership team led by Jonathan Webb, who can not only tell this story, but is someone who has the ability to recruit and motivate experienced technical experts from around the world to join him as he continues to grow by leaps and bounds. Jonathan has already recruited and formed a Board of Directors made up of amazing, diverse and well-known respected leaders.

Jonathan will talk about his strategy and solutions that address real problems that face all of us today. Water is running out, farmable land is running out, climate change is real and on top of all of that our global population continues to grow each and every day. Jonathan has built a company and a strategy that addresses real problems that are not going to go away. AppHarvest’s solutions and business is all about the future of farming.

The Novus team comes from the high-tech arena. My partner Larry Paulson and I have worked at the most senior level of four Fortune 500 companies before founding Novus Capital. It is with this significant experience and expertise that we undertook an extensive search process to identify the best long-term investment for Novus Capital’s shareholders. Our search involved over 100 companies, and, after several rounds of narrowing our focus on investment opportunities, AppHarvest clearly emerged as the most attractive partner for us.

We believe that AppHarvest is a unique and compelling investment opportunity that will redefine American agriculture by improving access for everyone to pesticide free, high quality fresh fruits and vegetables growing produce with far fewer resources and creating an AgTech hub from within the Appalachian region.

Add to this, the significant tailwinds from heightened focus on environmental, social and governance initiatives, as well as the shift to plant-based foods, we believe AppHarvest is poised for rapid growth and significant value creation. I can't say enough that we firmly believe AppHarvest is a company which will revolutionize American agriculture.

I want to add that I found it amazing how AppHarvest has accomplished so much in a very short period of time.

AppHarvest is near completion of its initial 60-acre controlled environment agriculture facility in Morehead, Kentucky, and has a deep pipeline for additional facilities. To put into context what a 60-acre facility is, it’s 2.7 million square feet under one roof, or I guess I could say it is over 2 times the size of Amazom.com’s largest facility. I had never seen a facility of this scale and I can tell you I’ve built several 500,000 plus square foot facilities as the CEO of the world’s largest wireless distribution and logistics company in the world.

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Jonathan was able to accomplish this using his experience and expertise in “building big things fast” with his work on large-scale renewable energy projects with the Department of Defense.

All of this would not be possible without the hard work and dedication of the team of seasoned veterans Jonathan has assembled across all aspects of AgTech and sustainability. He has recruited leaders onto his team who have worked at leading companies such as Carlyle Group, World Wrestling, Impossible Foods, Nature Conservancy, Tivo, Netflix, and Exxon.

This transaction announced today is expected to provide gross proceeds of $475 million dollars, including a $375 million dollar fully committed PIPE reflecting a pro forma equity value of approximately $1.0 billion at the $10.00 per share PIPE price, and this also assumes minimal redemptions. This business combination is expected to be completed late in the fourth quarter of 2020 or early in the first quarter of 2021.

Again, Novus feels fortunate to be partnering with AppHarvest as they transition to becoming a public company. We arevery pleased that we have attracted new and existing institutional investors such as Fidelity and Inclusive Capital. Novus Capital is also contributing capital into the PIPE.

This transaction combines the right team, with the financial resources provided by this transaction, to position AppHarvest to fuel the next phase of its rapid development and scale up its agriculture technology. We're confident and feel comfortable that this transaction is a great cultural and strategic fit for Novus and AppHarvest and we're excited to become part of the team to fulfill AppHarvest’s vision of redefining American agriculture.

Thank you and I will turn the call over to Jonathan Webb, Founder & Chief Executive Officer of AppHarvest.

Jonathan Webb – Founder & Chief Executive Officer, AppHarvest

Thanks, Bob, and hello to everyone. I echo Bob’s excitement, and I know I speak on behalf of the entire AppHarvest team when I say that we are truly excited to announce this transaction with Novus Capital. We believe this transaction will allow us to redefine American agriculture, by creating a resilient food system for the United States in the heart of Appalachia. Here at AppHarvest, we are building some of the world’s largest high-tech controlled environment agriculture facilities, combining conventional agricultural techniques with today’s leading technologies to grow non-GMO, chemical-free fruits and vegetables.

We are doing this in response to the increasing demand, in the United States, for regionally grown and chemical-free produce, as consumers become more and more focused on healthy food options and food safety. Unfortunately for consumers and grocers, the declining availability of water and increasingly extreme weather conditions make food production vulnerable, presenting a huge challenge for the nation’s agriculture system. Additionally, much of our fresh produce is imported. This creates an issue for national grocery chains as they seek alternative supplies due to heavier use of harmful pesticides, shipping costs, travel time, carbon footprint and troubling labor practices.

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On top of this, the global pandemic has exposed how a rapidly increasing reliance on imports has jeopardized our country’s food security. We now import approximately 69% of all fresh vine crops sold in the US. We need to change this dynamic. To create a more resilient food system, we must build controlled environment agriculture facilities to meet growing population demands, as these farms use far fewer resources to grow far more produce on a year-round basis.

Our mission is to help solve this issue.

At AppHarvest we are building modern, large-scale, and highly efficient indoor farms in Appalachia, a region with untapped labor, an ample water supply, and that is strategically located within a one-day drive of roughly 70% of the U.S. population. Our initial indoor farm is one of the largest such high-tech growing facilities in the world. We expect this 60-acre controlled environment agriculture facility, located in Morehead, Kentucky, to produce up to 45 million pounds of tomatoes annually. We will utilize one of the largest LED installations and run on completely recycled rainwater, using controlled environment agriculture technology to grow with maximum efficiency.

We believe we have a highly scalable and profitable growth opportunity. We expect our first harvest from our Morehead facility in early 2021, with revenue commencing shortly thereafter. We also have a solid development pipeline and, with the closing of this transaction, anticipate announcing more large-scale facilities in the near future. Additionally, we are breaking ground on our next project in Kentucky later this year. We expect each large-scale facility we build to be cash flow positive in three years.

Some of the key benefits, we believe, of our strategy to develop sustainable, large-scale controlled indoor farms in Appalachia include:

•	We will use 90% less water when compared to traditional open-field agriculture and we can eliminate the agricultural runoff which causes toxic algae blooms;

•	Once up and running efficiently, we can produce up to 30X higher yields than open-field agriculture and we’ll have the ability to grow throughout the year; and

•	We can reach a large section of America with access to freshly picked nutritious produce, as 70% of the U.S. population is within a one-day drive of Kentucky. We expect this to lower the associated transportation costs by up to 80%.

We have a phenomenal opportunity due to the secular shift to plant-based foods and the increased demand for regionally grown, high-quality produce. Our first facility will grow beefsteak tomatoes and tomatoes on the vine. As we build out more facilities, future crops will include peppers, cucumbers and leafy greens. Importantly, we have a long-term distribution agreement to reach the top grocers in the United States.

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To put in perspective how the idea of AppHarvest came about, I was working with the Department of Defense on large-scale renewable energy projects on military installations and learned about high-tech indoor farms in the Netherlands. These indoor farms yield as much on a single acre as 30 traditional outdoor acres and do so without the use of chemicals. After discussing with advisers, investors and politicians on both sides of the aisle, I moved back to my home state of Kentucky in 2018 to start AppHarvest with the goal of building America’s AgTech capital here, within Appalachia.

It’s also worth noting that we have developed strong partnerships with experienced companies, government entities and universities in the Netherlands. The Netherlands, despite a land mass similar in size to Eastern Kentucky, is the world’s second-largest agricultural exporter behind only the United States due to its extensive network of controlled environment agriculture facilities. These relationships provide us access to the most recent proven technologies for indoor sustainable growing.

Among the strategic advantages I believe we have is the ability to rapidly build out a network of controlled environment agriculture facilities within the Appalachian region, taking advantage of this ideal geographic location, and the support of our network of partners. As a result, we expect to deliver not only a superior product, but also a loyalty-building story that will connect with the modern American consumer.

AppHarvest will also be guided by a fantastic, highly experienced team. We have:

•	Seasoned growers with over 120 years of agricultural experience, including 70 years of sustainable agriculture experience;

•	A sustainability team with 40 years plus of relevant experience; and

•	Construction managers who have successfully managed over $19 billion in projects.

Additionally, we are very proud of the fact that AppHarvest is incorporated as a Public Benefit Corporation and has been confirmed as a Certified B Corporation by the non-profit B Lab. This means we are committed to the higher standards of purpose, accountability and transparency.

In summation, I am very excited about what our team can do when combined with the resources this transaction provides us. As we say at AppHarvest, “Let’s Grow!”

Finally, if you are looking for additional information, I encourage you to review our investor presentation and watch the video that helps explain our story, which can be found, along with other transaction-related materials, on our website at AppHarvest.com.

Thank you for your time today.

Operator

That concludes today’s conference call. Thank you, and you may now disconnect.

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